                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

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                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934

                                   Amendment No. 2


                                  GETTY IMAGES, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                  Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     374276 10 3
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                                    (CUSIP Number)

                                    Mark Torrance
                                 c/o Getty Images, Inc.
                           2101 Fourth Avenue, 5th Floor
                             Seattle, Washington 98121
                                   (206) 695-3400
                       (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices and
                                  Communications)

                                      Copy to:

                                    Bruce M. Pym
                           Heller Ehrman White & McAuliffe
                       6100 Columbia Center, 701 Fifth Avenue
                             Seattle, Washington  98104
                             Telephone: (206) 447-0849
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                                  January 8, 1999
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No. 374276 10 3

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Mark Torrance
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)
          ----------------------------------------------------------------------

/X/  (b)
          ----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions) OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                    / /

(6)  Citizenship or Place of Organization
     U.S.
     ---------------------------------------------------------------------------

--------------
  Number of         (7)  Sole Voting Power 2,804,955
                                           --------------------------------
   Shares
                         --------------------------------------------------
 Beneficially       (8)  Shared Voting Power 1,778,580
                                             ------------------------------
  Owned by
                         --------------------------------------------------
    Each            (9)  Sole Dispositive Power 2,804,955
                                                ---------------------------
  Reporting
                         --------------------------------------------------
   Person          (10)  Shared Dispositive Power 1,778,580
                                                  -------------------------
    With
                         --------------------------------------------------
--------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 4,583,535
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   -------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 15%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) IN
                                                 -------------------------------

CUSIP No. 374276 10 3

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     PDI, L.L.C.
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)
          ----------------------------------------------------------------------

/X/  (b)
          ----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions) OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                    / /

(6)  Citizenship or Place of Organization
     Washington
     ---------------------------------------------------------------------------

--------------
  Number of         (7)  Sole Voting Power 2,771,357
                                           --------------------------------
   Shares
                         --------------------------------------------------
 Beneficially       (8)  Shared Voting Power 1,778,580
                                             ------------------------------
  Owned by
                         --------------------------------------------------
    Each            (9)  Sole Dispositive Power 2,771,357
                                                ---------------------------
  Reporting
                         --------------------------------------------------
   Person          (10)  Shared Dispositive Power 1,778,580
                                                  -------------------------
    With
                         --------------------------------------------------
--------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 4,549,937
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   -----------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 14.9%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) OO
                                                 -------------------------------

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CUSIP No. 374276 10 3

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Wade Torrance
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)
          ----------------------------------------------------------------------

/X/  (b)
          ----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions) OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                    / /

(6)  Citizenship or Place of Organization
     U.S.
     ---------------------------------------------------------------------------

--------------
  Number of         (7)  Sole Voting Power 444,644
                                           --------------------------------
   Shares
                         --------------------------------------------------
 Beneficially       (8)  Shared Voting Power 1,778,580
                                             ------------------------------
  Owned by
                         --------------------------------------------------
    Each            (9)  Sole Dispositive Power 444,644
                                                ---------------------------
  Reporting
                         --------------------------------------------------
   Person          (10)  Shared Dispositive Power 1,778,580
                                                  -------------------------
    With
                         --------------------------------------------------
--------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,223,224
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   -----------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 7.3%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) IN
                                                 -------------------------------

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          This Amendment No. 2 amends the Schedule 13D filed with the
Securities and Exchange Commission on February 19, 1998 by PDI, LLC, a Washington limited liability company, as amended by Amendment No. 1 on September 30, 1998 (the "Schedule 13D").* This Amendment No. 2 is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, relating to the Common Stock, par value $0.01 per share, of Getty Images, Inc., a Delaware corporation. This Amendment No. 2 amends and restates Items 4 and 5 of the Schedule 13D, amends Item 2, and does not amend any other Items not mentioned herein. Capitalized terms used herein without definitions have the meaning set forth in the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND.

          The seventh paragraph of Item 2 is amended and restated in its entirety as follows:

          Pursuant to the PDI LLC Agreement and prior agreement of the Manager previously disclosed, the Manager distributed (1) 250,000 Shares to the Class B Member from the Class B Assets on February 26, 1998, and (2) 444,644 Shares to the Class B Member from the Class B Assets on January 8, 1999. The Class B Member has the right upon no less than 20 days' advance written notice to the Manager to request distribution of the then remaining Class B Assets ("Remaining Shares") at the following times and in the following amounts: (i) during December 1999, up to 20% of the Remaining Shares (plus amounts not previously requested); (ii) during December 2000, up to 20% of the Remaining Shares (plus amounts not previously requested); (iii) during December 2001, up to 20% of the Remaining Shares (plus amounts not previously requested under the PDI LLC Agreement); and (iv) during December 2002, any then Remaining Shares.

          Item 4 is amended and restated in its entirety as follows:

Item 4.   PURPOSE OF TRANSACTION.

          Mark Torrance, PDI and Wade Torrance acquired the Shares to which this Schedule 13D relates for the purpose of investing in Issuer.

          Mark Torrance and PDI from time to time intend to review their respective investments in Issuer on the basis of various factors, including Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Mark Torrance and PDI will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If Mark Torrance and PDI believe that further investment in Issuer is attractive, whether because of the market price of Issuer's securities or otherwise, they may acquire Shares either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Mark Torrance and PDI may determine to dispose of some or all of the Shares currently owned by them or otherwise acquired by them either in the open market or in privately negotiated transactions.

          Separately, and for herself only, Wade Torrance from time to time intends to review her investments in the Shares she owns directly in Issuer on the basis of various factors, including Issuer's business, financial condition, results of securities markets in general and those for Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Wade Torrance will take such actions in the future as she may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, Wade Torrance may determine to dispose of some or all of the Shares currently owned by her either in the open market or in privately negotiated transactions. As described in Item 2, on February 26, 1998, the Manager distributed 250,000 shares held by PDI to Wade Torrance, which she then sold in the open market as described more fully in Item 5.

          Except as set forth above or in Item 2, Mark Torrance, PDI and Wade Torrance have not formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer, (ii) an extraordinary corporate transaction involving Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of Issuer, (v) any material change in Issuer's capitalization or dividend policy, (vi) any other material change in Issuer's business or corporate structure, (vii) any change in Issuer's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of Issuer by any person, (viii) causing a class of Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of Issuer becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

-------------------
* Page one of the September 30, 1998 amendment contained a typographical error, stating that it was "Amendment No. 7" to PDI's Schedule 13D rather than "Amendment No. 1." To clarify, there are only two amendments to PDI's Schedule 13D filed on February 19, 1998: Amendment No. 1 (filed September 30, 1998), and this Amendment No. 2.

          Item 5 is amended and restated in its entirety as follows:

Item 5.   INTEREST IN SECURITIES OF ISSUER.

          Based on the most recent information available to Mark Torrance, PDI and Wade Torrance, each of Mark Torrance, PDI and Wade Torrance are deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, on Mark Torrance's, PDI's and Wade Torrance's respective cover pages filed herewith, and such responses are incorporated by reference herein. In addition, the number of Shares with respect to which each of Mark Torrance, PDI and Wade Torrance (i) has sole voting power, (ii) shares voting power,
(iii) has sole dispositive power, and (iv) shares dispositive power, are listed in responses to Items 7, 8, 9, and 10, respectively, on Mark Torrance's, PDI's and Wade Torrance's respective cover pages filed herewith, and such responses are incorporated by reference herein.

          Mark Torrance is deemed to be the beneficial owner of the following
Shares:

     (i)  33,598 Shares owned directly by Mark Torrance; and

    (ii) 4,549,937 Shares owned by PDI, the limited liability company of which Mark Torrance is the Manager.

          PDI is deemed to be the beneficial owner of 4,549,937 Shares owned by PDI directly.

          Wade Torrance is deemed to be the beneficial owner of the following
Shares:

     (i)  444,644 Shares owned directly by Wade Torrance, and

    (ii)  1,778,580 Shares by virtue of her membership interest in PDI.

          On February 26, 1998, the Manager distributed 250,000 Shares from Class B Assets held by PDI to Wade Torrance as described in Item 2. On March 3, 1998, Wade Torrance sold in the open market all 250,000 Shares for an average price of $23.80 per share. Between September 2 and 15, PDI sold in the open market 300,000 Shares from Class A Assets for an average price of $14.90 per share.

          On January 8, 1999, the Manager distributed 444,644 Shares from Class B Assets held by PDI to Wade Torrance as described in Item 2.

          Except as described herein, none of Mark Torrance, PDI or Wade Torrance has acquired or disposed of, or entered into any other transaction with respect to, any Shares during the past 60 days.

                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 11, 1999


                                              /s/ Mark Torrance
                                   --------------------------------------
                                              Mark Torrance

                                      SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



February 11, 1999                       PDI, L.L.C.


                                        By:         /s/ Mark Torrance
                                             ----------------------------------
                                                Name:  Mark Torrance
                                                Title:    Manager

                                      SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



February 11, 1999


                                        By:         /s/ Wade Torrance
                                             ----------------------------------
                                                  Wade Torrance